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Management's Discussion and Analysis

        This Management Discussion and Analysis (MD&A) is prepared in conformity with the new disclosure requirements of form 51-102F1 of the Ontario Securities Commission.

        2003 earnings were restated to reflect the adoption of new Canadian Institute of Chartered Accountants (CICA) standards to account for asset retirement obligations.

        FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of Falconbridge Inc. ("Falconbridge" or the "Corporation") and related notes for the year ended December 31, 2003. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

        The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Effective July 1, 2003, the Corporation's functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

Overall Performance

Second quarter 2004

Earnings, cash flows and financial condition

        Earnings for the second quarter were $139 million, or $0.77 per common share on a basic basis and $0.76 on a diluted basis, compared to $39 million or $0.21 per common share reported in the second quarter of 2003. Second quarter 2004 net earnings were negatively affected by a non-cash $13 million pre-tax mark-to-market loss on interest rate swaps, or $9 million after-tax ($0.05 per common share) - a non operating item not expected to reoccur in subsequent quarters. Operating income in the second quarter was $189 million compared to $50 million for the same period in 2003. Cash generated from operating activities before working capital changes totaled $216 million compared to $95 million for corresponding quarter in 2003. All of these increases result primarily from the higher average realized nickel, copper and zinc prices, which were up 49%, 64% and 31% respectively. The benefit of higher prices was partially offset by lower nickel and copper sales volumes and the impact of the Canadian dollar exchange rate on Canadian operating costs, which was 5% higher compared to the second quarter of 2003.

        Compared to the first quarter of 2004, second quarter earnings declined as a result of lower nickel prices, which were down 16% from those realized in the first quarter. Additionally, copper sales volumes from the Kidd Creek operation were down 45% from the first quarter as a result of the advancement of the maintenance and vacation shutdown at the copper smelter.

        In the second quarter, the Corporation's balance sheet continued to improve as the ratio of net debt to net debt plus equity improved to 31% from 37% at December 31, 2003 and from 32% at March 31, 2004. Cash and cash equivalents were $427 million at June 30, 2004. We believe that our balance sheet will continue to improve over the balance of the year and that cash flows will be sufficient to cover all of our obligations for the balance of the year.

First Half 2004

Earnings, cash flows and financial condition

        Year-to-date earnings were $323 million, or $1.78 per common share on a basic basis and $1.77 on a diluted basis, compared with $77 million or $0.41 per common share on a basic and diluted basis, as reported in the first half of 2003. Operating income in the first half was $456 million compared to $111 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $479 million compared to $202 million for corresponding half in 2003. The year over year improvement is largely the result of the higher average price realized for nickel and copper which were both up 64% from the same period in 2003 and zinc prices which were up 31%.

Development projects

        Engineering for the Montcalm nickel project in northern Ontario was completed at the end of June and mine development activities are well underway. The project remains on time and on budget, and will add 8,000 tonnes of nickel production per year beginning in 2005. Surface preparation and early shaft development are underway at our Nickel Rim South project. Looking forward, our focus in nickel will be on the advancement of the Koniambo project in New Caledonia, where the Bankable Feasibility Study nears completion, Fraser Morgan in Sudbury, Ontario, the Raglan optimization project in Quebec, the Kabanga project in Tanzania and the potential expansion of Falcondo in the Dominican Republic. In copper, further expansions at Lomas Bayas and Collahuasi are being assessed.

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
(unaudited — $ millions, except per share data)
	2004	2003	2004	2003
	(Restated)		(Restated)
Revenues	$704	$490	$1,438	$962
Operating expenses
Costs of sales
Costs of metal and other product sales	407	340	811	672
Depreciation of plant and equipment	46	51	87	92
Amortization of development and preproduction expenditures	21	16	37	33

	474	407	935	797
Selling, general and administrative	30	23	54	44
Exploration	5	7	8	10
Research and process development	3	2	5	4
Other (income)/expense	3	1	(20)	(4)

	515	440	982	851

Operating income	189	50	456	111

Interest	6	13	16	25

Earnings before taxes and non-controlling interest	183	37	440	86
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	$139	$39	$323	$77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

Basic earnings per common share	$0.77	$0.21	$1.78	$0.41
Diluted earnings per common share	$0.76	$0.21	$1.77	$0.41

Results of Operations

Second quarter analysis

        The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $704 million increased from $490 million in the second quarter of 2003. The increase reflects higher average realized nickel, copper and zinc prices, higher precious metals revenues and higher zinc sales. This was partially offset by lower sales of nickel and copper, and lower precious metal revenues from the Integrated Nickel Operations.

  •
  Costs of metal and other product sales of $ 474 million increased by $67 million over the second quarter of 2003. The increase reflects higher mining costs and higher acquisition costs for custom feed, the impact of a stronger Canadian dollar, and higher sales volumes of zinc. This was offset by lower sales volumes of nickel and copper.

  •
  Selling, general and administrative costs increased to $30 million from $23 million primarily as a result of the impact of the stronger Canadian dollar in the second quarter of 2004 relative to the same period in 2003 and higher spending on contracted computer services. This was partially offset by the impact of lower sales volumes on direct selling costs.

  •
  Exploration expenditures of $5 million decreased from $7 million for the same period of 2003. This decrease is attributable to the increased sharing of exploration costs with joint-venture partners, offset by the impact of the stronger Canadian dollar in the second quarter of 2004, compared to the same period in 2003.

  •
  Research and process development expenditures of $3 million increased marginally over the same period 2003.

  •
  Other expense of $3 million in 2004 compared with other expense of $1 million in 2003. The $2 million increase in expense is attributable to the recognition of a $13 million mark-to-market loss, during the current quarter with no comparative amount for the second quarter of 2003, on interest rate swaps that were not eligible for hedge accounting offset by $2 million higher income from metals trading, and $4 million in lower losses on foreign exchange, excluding the impact of currency hedge positions.

        Income and expenses were provided from the following non-operating sources:

  •
  Interest net, of $6 million in the second quarter of 2004, compared to $13 million in the same period of 2003. This decrease is attributable to higher average expenditures on projects for which interest costs are capitalized, the benefit of amortizing the January 1, 2004 deferred mark-to-market gain into interest costs and the benefit of higher interest income from higher average cash and short-term investments derived from higher earnings. This was offset by higher interest costs in 2004 resulting from the issuance of debentures on June 1, 2003.

  •
  Income and mining taxes of $41 million in 2004, compared with recovery of $3 million in 2003. This change of $44 million results primarily from higher levels of income in 2004 and the fact that the second quarter of 2003 contained a favourable Canadian tax rate adjustment of $12 million.

  •
  Non-controlling interest in earnings of subsidiaries increased by $2 million, reflecting higher earnings at Falcondo.

Year-to-date analysis

        The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $1,438 million increased from $962 million in the corresponding period of 2003. The increase reflects higher average realized nickel, copper and zinc prices and higher precious metal revenues from the Integrated Nickel Operations. This was partially offset by lower sales of nickel and copper, and zinc.

  •
  Costs of metal and other product sales of $935 million increased by $138 million over the corresponding period of 2003. The increase reflects higher mining costs and higher acquisition costs for custom feed, the impact of a stronger Canadian dollar. This was offset by lower sales volumes of nickel, copper and zinc.

  •
  Selling, general and administrative costs increased to $54 million from $44 million primarily as a result of the impact of the stronger Canadian dollar during the six months ended June 30, 2004 relative to the same period in 2003 and higher spending on contracted computer services. This was partially offset by the impact of lower sales volumes on direct selling expenses.

  •
  Exploration expenditures of $8 million decreased from $10 million for the same period of 2003. This decrease is attributable to the increased sharing of exploration costs with joint-venture partners, offset by the impact of the stronger Canadian dollar.

  •
  Research and process development expenditures of $5 million increased marginally over the same period 2003.

  •
  Other income of $20 million in 2004 compared with other income of $4 million in 2003. The $16 million increase in income is attributable to $5 million of net interest income on interest rate swaps not eligible for hedge accounting and a year-over-year positive swing in foreign exchange of $9 million. This was offset by $2 million in lower income from metals trading.

        Income and expenses were provided from the following non-operating sources:

  •
  Interest net, of $16 million for the six months ended June 30, 2004, compared to $25 million in the same period of 2003. This decrease is attributable to higher average expenditures on projects for which interest costs are capitalized, the benefit of amortizing the January 1, 2004 defered mark-to-market gain into interest costs and the benefit of higher interest income from higher average cash and short-term investments derived from higher earnings. This was offset by higher interest costs in 2004 resulting from the issuance of debentures on June 1, 2003 and the reduced benefit of reduced interest income on the interest rate swaps, not eligible for hedge accounting during the first quarter of 2004, which was reflected as other income under the provisions of accounting guideline 13 (AcG-13).

  •
  Income and mining tax expense of $110 million in 2004, compared with an expense of $8 million in 2003. This increase results from higher levels of income in 2004.

  •
  Non-controlling interest in earnings of subsidiaries increased by $6 million, reflecting higher earnings at Falcondo.

Earnings by Segment

        The following table summarizes the segmented results of operations for the second quarters and first six months of 2004 and 2003:

	Three months ended June 30,		Six months ended June 30,
(unaudited — $millions)
	2004	2003	2004	2003
	(Restated)		(Restated)
Principal operations -
Integrated Nickel Operations (INO)	$90	$46	$221	$90
Falconbridge Dominicana, C. por A.	44	7	99	11

Nickel Operations	134	53	320	101

Kidd Creek Operations	(19)	(16)	(16)	(30)
Collahuasi	73	25	118	53
Lomas Bayas	22	5	46	11

Copper Operations	76	14	148	34
Corporate costs	21	17	12	24

Operating income	189	50	456	111
Interest	6	13	16	25
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	139	39	323	77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

Nickel Operations

        For the second quarter of 2004, operating income for the nickel business of $134 million compared to $53 million in the second quarter of 2003. Refined nickel production was 22,970 tonnes in the second quarter of 2004, compared to 26,697 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $2.83 in the second quarter of 2004, 15% higher than the cash cost of $2.47 for the same period in 2003.

        For the first half of 2004, operating income for the nickel business of $320 million compared to $101 million for the same period in 2003. Refined nickel production was 49,828 tonnes in the first half of 2004, compared to 54,147 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge was $2.72 in the first half of 2004, compared with $2.50 for the same period in 2003.

Integrated Nickel Operations (INO)

For the period ended	2004 Q2	2003 Q2	2004 YTD	2003 YTD
Sales (tonnes)
Nickel	18,025	20,627	36,143	40,952
Copper	11,464	16,139	24,661	30,609
Revenues ($ millions)	336	252	715	483
Operating cash cost ($ per pound of nickel)*	2.49	2.20	2.54	2.19
Operating income ($ millions)	90	46	221	90

        * Operating cash cost includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

        Revenues:    In the second quarter of 2004, sales volumes of nickel decreased 13% to 18,025 tonnes from 20,627 tonnes in the second quarter of 2004. Copper was also lower at 11,464 tonnes in the second quarter of 2004, a decrease of 29% from 16,139 tonnes in the same period a year ago. The reduction in nickel and copper sales volumes is primarily due to the impact of the strike at Sudbury Operations in the first quarter of 2004 and lower production attributable to lower ore grades and tonnage, offset by higher realized nickel and copper prices. Precious metals revenues increased by $2 million to $27 million. In the second quarter of 2004, consolidated revenues for the INO increased 33% to $336 million, from $252 million for the same period in 2003.

        In the first six months of 2004, sales volumes of nickel decreased 12% to 36,143 tonnes, from 40,952 tonnes in the first half of 2003. Copper decreased 19% to 24,661 tonnes in the first half of 2004, compared to 30,609 in the same period of 2003. The reduction in nickel and copper sales volumes is primarily due to the impact of the strike at Sudbury operations in the first quarter of 2004 and lower production attributable to lower ore grades and tonnage, offset by higher realized nickel and copper prices. Precious metals revenues increased by $4 million to $48 million. In the first six months of 2004, consolidated revenues for the INO increased 48% to $715 million from $483 million for the same period in 2003.

        Costs:    In the second quarter of 2004, the operating cash cost of producing a pound of nickel from INO mines, was $2.49. The $0.29, or 13%, increase over 2003 costs was the result of the stronger Canadian dollar, increased costs to access the ore in the Canadian operations and lower ore grades that reduced nickel production volumes, which were partially offset by higher by-product credits.

        In the first six months of 2004, the operating cash cost of producing a pound of nickel from INO mines, was $2.54. The $0.35, or 16%, increase over 2003 costs was the result of the stronger Canadian dollar, increased costs to access the ore in the Canadian operations and lower ore grades that reduced production volumes, which were partially offset by higher by-product credits.

        Operating income:    The INO's second quarter 2004 operating income was $90 million compared with $46 million for the second quarter of 2003. The $44 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were offset by the impact of lower nickel and copper sales volumes, higher administrative charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

        For the first six months of 2004, the INO's operating income was $221 million compared with $90 million for the first half of 2003. The $131 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were offset by lower sales volumes for nickel and copper, increased administrative charges and higher unit costs, again caused in part by the strengthening of the Canadian dollar.

        Production:    Sudbury mines production was 5,728 tonnes during the second quarter of 2004 compared with 7,082 tonnes in the second quarter of 2003. The shortfall in nickel production was primarily attributable to lower ore tonnage and grades. The production ramp-up after the strike was completed as scheduled.

        During the first six months of 2004, Sudbury mines production was 10,132 tonnes, compared with 13,303 tonnes in the corresponding period of 2003. The shortfall in production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production. Sudbury mine production has been revised to 20,000 tonnes for 2004.

        At Raglan, nickel in concentrate production in the quarter was at 6,229 tonnes and copper production was 1,605 tonnes, slightly below 2003 levels due to lower mill recoveries.

        For the first six months of 2004, Raglan nickel in concentrate production was 12,897 tonnes and copper production was 3,338 tonnes, slightly below 2003 levels due to lower ore grades, which more than offset the increase in ore tonnages. For 2004, Raglan nickel production is forecast at 24,500 tonnes.

        At the Sudbury smelter, nickel in matte production in the second quarter of 2004 decreased to 14,532 tonnes from 15,833 tonnes in the same period of 2003 as a result of lower feed from the Sudbury mines. The smelter began an eight-week maintenance shutdown starting June 14, 2004. During this time, the furnace roof and sidewalls will be rebuilt after a 10-year service life on the walls and 26 years on the roof.

        Sudbury smelter production of nickel in matte was 25,936 tonnes during the first half of 2004 compared with 30,684 tonnes in the first half of 2003, largely as a result of the strike at Sudbury.

        At Nikkelverk, second-quarter nickel production level of 16,099 tonnes was lower than in the second quarter of 2003 due to lower shipments of material from Sudbury, resulting from the strike in the first quarter and lower custom feed volumes.

        At Nikkelverk, first-half nickel production level of 34,958 tonnes was lower than in the first half of 2003 due to lower shipments of material from Sudbury. As a result of the smelter shutdown in Sudbury and a maintenance shutdown at one of the custom feed suppliers nickel production at the refinery in the third quarter is forecast to be 14,500 tonnes of nickel. Refined nickel and copper production forecasts for 2004 remain at 72,000 tonnes and 37,000 tonnes, respectively.

        Negotiations in relation to the collective agreements with the workers at the refinery in Kristiansand are ongoing.

Other Developments

        At the Nickel Rim South project, site work continued in preparation for shaft sinking. Additional results from the surface drilling program caused the inferred resource to increase by 0.5 million tonnes in the second quarter of 2004, and it now consists of 13.7 million tonnes grading 1.7% nickel, 3.6% copper, 0.04% cobalt, 0.8 grams per tonne gold, 2.0 grams per tonne platinum and 2.2 grams per tonne palladium.

        At Fraser Morgan, three underground diamond drills are operating on an in-fill program to delineate the known resource as part of a pre-feasibility study, and two surface diamond drills are exploring an area within 1km of the deposit in an effort to discover new mineralization.

        The existing Fraser Morgan mineral resource is unchanged from the first quarter of 2004. However, a recent surface drill hole located approximately 450 metres to the northeast of the resource intersected 35.6 metres of 1.8% nickel and 0.7% copper.

        The mineral reserves and resources at the operations and projects are generally updated on an annual basis. There are no other changes to report at this time.

Falcondo

For the period ended	2004 Q2	2003 Q2	2004 YTD	2003 YTD
Sales of ferronickel (tonnes)	7,808	6,455	14,585	12,991
Production (tonnes)	6,871	6,557	14,870	13,444
Revenues ($ millions)	100	53	202	106
Operating cash cost ($ per pound of nickel)*	3.42	3.09	3.14	3.13
Operating income ($ millions)	44	7	99	11

        * excludes shutdown costs

        Revenues:    In the second quarter of 2004, revenues of $100 million at Falcondo increased 89% from $53 million in the same period of 2003. This resulted from a 21% increase in sales to 7,808 tonnes from 6,455 tonnes in 2003 and the impact of a 55% increase in the realized ferronickel price.

        Year-to-date 2004 revenues of $202 million at Falcondo were 91% higher compared to $106 million in the same period of 2003. Sales volumes increased 12% to 14,585 tonnes from 12,991 tonnes in 2003. The realized ferronickel price increased 70% in the first half of 2004, compared to the first half of 2003.

        Costs:    Falcondo's operating cash cost per pound of ferronickel increased by 11% in the second quarter of 2004 to $3.42, mainly due to the increase in oil prices and non-fuel operating costs. Oil costs rose from $27 per barrel in the second quarter of 2003 to $33.90 in the most recent quarter.

        In the first six months of 2004, Falcondo's operating cash cost per pound of ferronickel was $3.14, essentially unchanged from the corresponding period of 2003.

        Operating income:    Falcondo's second quarter 2004 operating income was $44 million, compared with $7 million for the same period in 2003. The $37 million higher contribution reflects a higher ferronickel selling price and increased sales volumes.

        Falcondo's first-half 2004 operating income was $99 million, compared with $11 million in the same period in 2003. The $88 million higher contribution again reflects a higher ferronickel selling price and increased sales volumes.

        Production:    In the second quarter of 2004, Falcondo produced 6,871 tonnes of nickel in ferronickel compared to 6,557 tonnes in the second quarter of 2003.

        For the first six months of 2004, Falcondo increased production by 11% to 14,870 tonnes of nickel in ferronickel compared to 13,444 tonnes in the first half of 2003. For the year, ferronickel production remains forecast at 28,000 tonnes.

Copper Operations

        Operating income of the copper business rose to $76 million in the second quarter of 2004 compared with $14 million in the same period for 2003. Copper production from Kidd Creek and South American operations was 75,638 tonnes in the second quarter 2004 compared with 68,979 tonnes in 2003. The operating cash cost per pound of copper was $0.52 compared with $0.50 in 2003.

        For the first six months of 2004, operating income of the copper business rose to $148 million compared with $34 million in the same period for 2003. Copper production from the mines was 136,031 tonnes in the first half of 2004 compared with 138,480 tonnes in 2003. The operating cash cost per pound of copper was $0.49 compared with $0.48 in 2003.

Collahuasi

Falconbridge's 44% share

For the period ended	2004 Q2	2003 Q2	2004 YTD	2003 YTD
Sales of copper (tonnes)	47,077	46,798	75,956	91,227
Production (tonnes)	46,432	43,515	81,801	87,726
Revenues ($ millions)	121	68	198	134
Operating cash cost ($ per pound of copper)	0.45	0.38	0.43	0.36
Operating income ($ millions)	73	25	118	53

        Revenues:    Falconbridge's share of revenues at Collahuasi in the second quarter of 2004 was $121 million compared with $68 million in the second quarter of 2003. The increase of $53 million is attributable to the impact of higher metal prices. Due to the project-related tie-in work on the pipeline from the mine site, approximately 8,000 tonnes of copper in concentrate remained at the mine site instead of being shipped and was not included in revenues in the quarter. This will be recorded in the third quarter.

        For the first six months of 2004, Falconbridge's share of Collahuasi revenues was $198 million, compared to $134 million in the first half of 2003. This $64 million increase in revenue is attributable to higher copper metal prices, partially offset by lower production and sales volume.

        Costs:    The operating cash cost of $0.45 per pound of copper in the second quarter of 2004 compared to $0.38 in the same period in 2003. The increase in the cash cost resulted from higher contractor costs, the strengthening of the Chilean peso against the U.S. dollar, and the impact of project-related tie-in work on operations.

        For the first half of 2004, the operating cash cost was $0.43 per pound compared to $0.36 in 2003.

        Operating income:    The Corporation's share of Collahuasi's second quarter 2004 operating income was $73 million compared with $25 million in the same period for 2003. The positive variance is mostly attributable to higher copper prices, partially offset by higher operating costs and lower sales volumes.

        For the first six months of 2004, Falconbridge's share of operating income was $118 million compared to $53 million in the first half of 2003. The positive variance is mostly attributable to higher copper prices, partially offset by higher operating costs and lower sales volumes.

        Production:    Falconbridge's share of second quarter copper production in 2004 totalled 46,432 tonnes, compared to 43,515 tonnes in the second quarter of 2003.

        For the first six months of 2004, Falconbridge's share of copper production totalled 81,801 tonnes, 7% lower than production of 87,726 tonnes in the first half of 2003. For 2004, Falconbridge's share of Collahuasi's production has been revised to 220,000 tonnes.

Other Developments

        Collahuasi signed a new three-year labour contract effective July 1, 2004, representing an average annual increase in costs of 6% plus cost of living. Currently, there are 652 unionized operators, representing 92% of operators and more than 60% of all employees.

        Completion of the transition and concentrator expansion project was accomplished five weeks ahead of the July 1, 2004 schedule date. The concentrator was processing ore at the design capacity of 110,000 tonnes per day by the end of June.

        The Ujina-Rosario Expansion Project is on budget and almost finished, pending only the completion of some of the infrastructure of the port facilities. Conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing.

Lomas Bayas

For the period ended	2004 Q2	2003 Q2	2004 YTD	2003 YTD
Sales of copper (tonnes)	13,645	14,817	28,681	29,395
Production (tonnes)	14,914	14,809	30,642	29,381
Revenues ($ millions)	42	25	85	50
Operating cash cost ($ per pound of copper)	0.52	0.46	0.49	0.46
Operating income ($ millions)	22	5	46	11

        Revenues:    Revenues in the second quarter of 2004 were $42 million compared to $25 million in the second quarter of 2003. The $17 million increase was attributable to the impact of higher copper prices.

        For the first six months of 2004, revenues were $85 million, compared to $50 million in the first half of 2003. The $35 million increase was attributable to the impact of higher copper prices.

        Costs:    The operating cash cost of producing a pound of copper in the first quarter of 2004 increased to $0.52 per pound from $0.46 per pound in the first quarter of 2003. The increase in the cash cost resulted from higher contractors costs, higher acid costs, additional costs associated with a new leach pad and the strengthening of the Chilean peso against the U.S. dollar.

        For the first six months, the operating cash cost was $0.49 per pound, up from $0.46 per pound in the first half of 2003.

        Operating income:    Lomas Bayas' second quarter 2004 operating income was $22 million, up from $5 million in the same period of 2003, as higher sales prices more than offset the impact of higher production costs.

        For the first six months of 2004, operating income was $46 million, up from $11 million in the first half of 2003.

        Production:    Lomas Bayas produced 14,914 tonnes of copper cathode in the second quarter of 2004 compared to 14,809 tonnes in the second quarter of 2003.

        For the first half of 2004, cathode production was 30,642 tonnes, compared to 29,381 tonnes in the first half of 2003. For 2004, Lomas Bayas production is forecast at 60,000 tonnes.

Other Developments

        The Crusher Expansion Project was completed on budget and on schedule. The plant achieved design capacity of 36,000 tonnes per day in the first week of June. Production was affected by a four-day shutdown to synchronize the start-up of the new facilities and the new leach pad.

Kidd Creek

        Quarterly results were negatively impacted by lower than planned mine production, the unplanned copper smelter/refinery shutdown and the processing of purchased zinc in concentrate to replace mine shortfalls, partially offset by higher copper prices.

Kidd Metallurgical Division

        The shutdown of the copper smelter in mid-May, due to the failure of a cooling block on the C Furnace, negatively impacted the financial results for the second quarter of 2004. The Copper Smelter's five-week shutdown, originally scheduled for the third quarter, was advanced by six weeks due to the failure. The smelter was back on line at the end of June and will recover most of the lost production in the third quarter of 2004. Force majeure was declared for cathode deliveries during the outage.

        Copper cathode production for the second quarter of 2004 was 19,531 tonnes, compared to 38,024 tonnes in the same quarter of 2003, primarily as a result of the five-week smelter shutdown. Refined zinc production was 35,918 tonnes, compared to 30,966 tonnes in the second quarter of 2003. For the first half of 2004, copper cathode and refined zinc production totalled 53,253 tonnes and 64,376 tonnes, respectively. For 2004, refined copper production is expected to be 125,000 tonnes and zinc production approximately 120,000.

        An agreement was reached for a long-term supply of precious metal-bearing zinc concentrate from Agnico Eagle's LaRonde Mine. Initial deliveries of this material will occur in the fourth quarter.

        The 2004 Zinc plant shutdown, which commenced in late June, has been reduced from thirteen to seven weeks, as a result of securing higher tonnages of zinc concentrates.

Kidd Mining Division

        Several events had a negative impact on mine production during the period. No. 1 Mine production was on hold during April and May due to ground stability problems. Monitoring systems have been installed in critical areas and mining has resumed. Stope blockage and maintenance issues associated with the ore handling system negatively impacted mine production during the quarter. Actions are underway to correct issues related to backfill and lateral development. The forecast production for the remainder of the year indicates that a portion of the tonnage shortfall in the first half should be recovered in the second half of the year.

Consolidated Kidd Creek operations

For the period ended June 30,	2004 Q2	2003 Q2	2004 YTD	2003 YTD
Sales (tonnes)
Copper (in metal and concentrate)	15,834	26,375	44,803	55,148
Zinc (in metal and concentrate)	33,670	28,361	60,195	63,878
Revenues ($ millions)	105	92	238	189
Operating cash cost ($ per pound of copper)	1.00	0.90	0.96	0.83
Operating income/(loss) ($ millions)	(19)	(16)	(16)	(30)

        Revenues:    Revenues of $105 million in the second quarter of 2004 were 14% higher than revenues for the same period for 2003, despite the copper plant being shut down for maintenance for five weeks. Higher realized prices for copper more than offset the financial effect of lower sales volumes.

        For the first six months, revenues totalled $238 million, up 26% from revenues of $189 million in the same period of 2003. Higher copper and zinc prices more than offset lower sales volumes of copper, zinc and silver.

        Costs:    The second quarter 2004 operating cash costs at the Kidd Mine increased to $1.00 per pound from $0.90 per pound for the same period in 2003. The increase in unit costs was due primarily to lower production volumes and higher contracted services and production supplies related to backfill and lateral development activities.

        For the first half of 2004, operating cash costs at the Kidd Mine were $0.96 per pound, compared to $0.83 in 2003. The majority of this increase in unit cost relates to reduced tonnes milled/hoisted combined with increased spending for contracted services and mine supplies.

        Operating income:    Kidd Creek reported a second quarter 2004 operating loss of $19 million compared to an operating loss of $16 million for the second quarter of 2003. Of this amount, approximately $8 million relates to costs incurred as a result of the shutdown of the copper smelter. For the first six months of 2004, Kidd Creek operations reported an operating loss of $16 million, compared to a loss of $30 million for the same period in 2003.

        Production:    Copper and zinc production from the Kidd Mine during the second quarter of 2004 totalled 14,292 tonnes and 10,700 tonnes, respectively. Copper and zinc ore grades were 1.81% and 5.05%, respectively. For the first half of 2004, copper and zinc production totalled 23,588 tonnes and 31,492 tonnes, respectively. The copper and zinc mine production forecast for 2004 has been revised to 42,000 tonnes and 100,000 tonnes, respectively, due to planned improvements to tonnage mined and zinc grades.

Other Developments

        At the end of June, the zinc operations began a seven-week planned maintenance shutdown. Operations will resume in August, six weeks earlier than original plan.

        Work at Mine D is advancing as planned with first ore production expected in the second half of 2004 with continuous ramp-up during 2005 and 2006. Mine D will improve operational reliability and predictability and maintain the future mining rate at 2.4 million tonnes per year.

        Construction and preparations for the Montcalm milling circuit, which will process nickel-bearing ores for the Nickel Business Unit, is progressing as planned.

Corporate and other

        During the quarter ended June 30, 2004, Corporate costs of $21 million were $4 million over the comparable period of 2003. This is attributable to the recognition of a $13 million mark-to-market loss, during the current quarter with no comparative amount for the second quarter of 2003, on interest rate swaps that were not eligible for hedge accounting, and $2 million higher losses from other subsidiaries. This was offset by $2 million in additional income form metals trading and $5 million less in foreign exchange losses. Foreign exchange losses, excluding the impact of currency hedge positions, were $1 million for the quarter compared to $6 million for the same period of 2003. Losses from other subsidiaries increased due to additional spending on exploration.

        During the year ended June 30, 2004, Corporate costs improved by $12 million over the comparable period of 2003. Higher income of $5 million from the mark-to-market adjustment and reclassification of net interest income on interest rate swaps not eligible for hedge accounting, and $14 million in higher income from foreign exchange, excluding the impact of currency hedge positions, were offset by $3 million lower income from metals trading, $5 million higher spending on Corporate general and administrative expenses resulting primarily from a stronger Canadian dollar in 2004 versus the same period of 2003, and $3 million higher losses from other subsidiaries resulting primarily from higher spending on exploration.

Business Development

        Falconbridge and Barrick Gold continued to advance joint-venture documentation for the Kabanga nickel project in Tanzania. This is expected to conclude in the third quarter.

Liquidity and Capital Resources

        The Corporation's cash position and changes in cash for the quarter ended June 30, 2004 compared to the same quarter in 2003 are summarized below:

	Three months ended June 30,		Six months ended June 30,
($ millions)
	2004	2003	2004	2003
Cash provided by operating activities	153	129	384	184
Cash used in investing activities	(128)	(92)	(230)	(160)
Cash (used in) provided by financing activities	(13)	109	(25)	126

Cash provided during the quarter	12	146	129	150
Cash and cash equivalents, beginning of period	415	169	298	165

Cash and cash equivalents, end of period	427	315	427	315

Liquidity and Cash Flow

        Consolidated cash and cash equivalents increased by $112 million to $427 million at June 30, 2004, compared with $315 at the end of the second quarter of 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

        In the second quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 31% from 37% at the end of 2003.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $468 million. As a result, the Corporation has unused credit and cash available of $895 million. In addition, the Corporation has no major debt maturities until 2005.

        Working capital increased to $864 million at the end of second quarter of 2004 from $649 million at the end of December 2003. This is primarily attributable to an increase of cash of $129 million, an increase in inventories of $70 million and a $31 million increase in receivables, all in the first six months of 2004.

        Cash generated from operations before working capital changes totalled $216 million compared with $95 million for the second quarter of 2003.

        The ratio of current assets to current liabilities was 3:1 at June 30, 2004.

        Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance committed obligations, and planned capital expenditures in 2004 and the dividends declared to date.

        Significant Future Obligations

($ millions)	Significant obligations due by year
Nature of Obligation	July to Dec. 2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	64	283	299	49	164	556	1,415
Asset retirement obligation	10	8	6	3	12	408	447
Operating leases	—	2	2	2	2	16	24

Total contractual obligations	74	293	307	54	178	980	1,886

Capital expenditures and deferred project costs

        The following table summarizes the expenditures incurred or planned for the periods indicated:

		Three months ended June 30,		Six months ended June 30,
($ millions)	Forecast for 2004
		2004	2003	2004	2003
Investment projects
Nickel
Montcalm	75	15	—	20	—
Koniambo	55	11	6	24	11
Nickel Rim South	75	15	5	16	5
Copper
Kidd	115	38	20	68	39
Collhausi	85	16	36	46	67
Maintenance and other	145	33	13	54	23

Total	550	128	80	228	145

        Expenditures in the second quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the crusher expansion at Lomas Bayas, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Expenditures for the remainder of 2004 will primarily be used for the continued development of Mine D at the Kidd Mining Division, the completion of work at the port for the Ujina to Rosario transition at Collahuasi, the development of the Montcalm deposit, the underground exploration program at the Nickel Rim South ore body, continued evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit.

Outstanding Indebtedness

        Total debt decreased to $1,415 million at June 30, 2004 from $1,418 million at March 31, 2004 ($1,427 million at the end of 2003). The decrease was attributable to an unrealized foreign exchange gain on Canadian dollar denominated debt, from the weakening of the Canadian dollar at June 30, 2004 relative to March 31, 2004. The decrease from the end of 2003 was primarily attributable to debt repayments of $8 million in the first quarter. The current portion of long-term debt is $77 million.

Capital Resources and Financial Flexibility

        The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        The Corporation has three-year committed revolving Credit Facilities with various banks totalling $485 million at June 30, 2004 ($420 million at March 31, 2004). The increase was a result of adding two new banks to the facility and one bank increasing its commitment. Borrowings may be in many forms including Letters of Credit, which offset amounts available under the Credit Facilities. As at March 31, 2004 the Corporation had no borrowings and had drawn Letters of Credit totalling $16.8 million. The Corporation also has additional Letters of Credit outstanding of $15.5 million.

        The Corporation has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at June 30, 2004 the Corporation had no Commercial Paper outstanding.

Transactions with Related Parties

        At June 30, 2004 Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.9% of the common shares of the Corporation. Transactions between Falconbridge and the Noranda group are negotiated on an arms length basis at market terms.

        Falconbridge has entered into an agreement with a subsidiary of Noranda whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has entered into a supply agreement with NorFalco, LLC., which is owned 65% by Noranda and 35% by Falconbridge, which will purchase and resell Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, include $31.4 million (2003 — $43.5 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $10.9 million (2003 — ($5.4) million) from net sales/(purchases) of material by Noranda.

        Falconbridge has agreements with various Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related-party production and marketing transactions with Noranda Group Companies.

	Three months ended June 30,		Six-months ended June 30,
($ millions)
	2004	2003	2004	2003
Sale of materials and technology to Noranda (a)	28	9	67	35
Purchase of materials from and smelting and refining fees paid to Noranda (b)	31	21	59	54
Commissions and agency fees paid to Noranda (c)	—	—	1	—
Net fees received relating to sulphuric acid(a)	2	(1)	3	(1)

        Included in the Corporation's Consolidated Financial Statements in (a) Revenues; (b) Cost of metal and other product sales; (c) Selling, general and administrative expenses; (d) Other (income)/expenses

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances.

Foreign currency exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50 per cent of its current year Canadian dollar operating costs and 25 per cent of the subsequent year. Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

Currency Hedges — Forward Contracts

	Year of Maturity
Forward contracts as of June 30, 2004
	2004	2005	2006	2007	Total
Expenditure hedges
Canadian dollar expenditures
US$ forward contracts (millions)	124	198			322
Average price (US$)	2	1			1
Contract amount (in $ millions) Cdn	187	274			461
Fair value (in $ millions) US	15	6			21
Chilean peso expenditures
US$ forward contracts (millions)	31	21			52
Average price (US$)	706	706			706
Contract amount (in $ millions) CHP	21,886	14,826			36,712
Fair value (in $ millions) US	3.369	2.280			5.649
Balance sheet economic hedges
Canadian dollar net liability exposure
US$ forward contracts (millions)	420				420
Average price (US$)	1				1
Contract amount (in $ millions) Cdn	571				571
Fair value (in $ millions) US	6				6

Currency Hedges — Option Contracts

Option contracts as of June 30, 2004	Maturing in 2004
Expenditure hedges
Canadian dollar expenditures
Option amount (in $ millions) Cdn	35
Fair value (in $ millions) US	(0.04)
Norwegian Kroner expenditures
Option amount (in $ millions) NOK	210
Fair value (in $ millions) US	0.20

Commodity price exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges for accounting purposes. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate management

        Falconbridge also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is shown as other income. A summary of these positions is tabled below.

Interest-rate swap contracts at June 30, 2004	Total(1)
Maturity (2005)	400
Maturity (2006)	300
Maturity (2008) (2)	136
Maturity (2012)	350
Maturity (2015)	200
Fair value (3)	37.2

(1)
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

(2)
Includes a cross currency interest rate swap designated as a hedge of our Canadian dollar debenture. The total fair value of this instrument at June 30, 2004 was $25 million of which $19 million related to the currency component of the swap and $6 million related to the interest component.

(3)
Includes the total fair value of $25 million related to the cross currency interest rate swap discussed above.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Ontario, Canada and Norway. The following tables summarize outstanding contracts as of June 30, 2004.

Canadian electricity contracts	2004	2005	2006	2007
Rate $/MWh (Cdn)	51.98	47.09	48.60	49.34
Amount (MW)	100	25	50	25
Fair value (in $Cdn millions)	5.6	8.8	4.0	0.5
Norwegian electricity contracts	2004	2005	2006	2007	2008	2009	2010
Rate $/MWh (NOK)	184	—	190	190	190	190	190
Amount (MW)	10	—	5	5	5	5	5
Fair value (in NOK millions)	7.5	—	2.5	2.5	2.6	2.8	3.1

Reconciliation of Non-GAAP Measures

Operating cash costs

	Three months ended June 30,		Six months ended June 30,
(unaudited — $ millions except per lb. data)
	2004	2003	2004	2003
Operating Costs
INO	209	163	421	319
Falcondo	52	43	95	88
Kidd Creek	101	93	214	187
Collahuasi	31	26	51	48
Lomas Bayas	14	15	30	30

Costs of metal and other product sales, as reported	407	340	811	672

Integrated Nickel Operations	209	163	421	319
By-product credits	(55)	(41)	(95)	(77)
Delivery expense	1	1	2	2
Purchased feed costs	(106)	(48)	(224)	(111)
Strike costs	—	—	(14)	—
Canadian dollar cost hedges	5	—	18	—
Other operating costs	11	(9)	21	(4)

Cash costs	65	66	129	129
Production — Nickel recoverable (000s lbs)	26,364	30,322	50,770	58,896
Cash cost per lb. Ni	2.49	2.20	2.54	2.19

Falcondo	52	43	95	88
Delivery expense	—	1	1	2
Other operating costs	—	—	7	3

Cash costs	52	44	103	93
Production — Nickel recoverable (000s lbs)	15,148	14,453	32,782	29,639
Cash cost per lb. Ni	3.42	3.09	3.14	3.13

Kidd Creek	101	93	214	187
By-product credits	(12)	(15)	(45)	(37)
Delivery expense	1	—	1	—
Feed acquisition costs	(70)	(51)	(136)	(96)
Canadian dollar cost hedges	4	—	10	—
Other operating costs	5	(7)	4	(16)

Cash costs	30	20	48	38
Production — Copper recoverable (000s lbs.)	30,023	22,919	50,078	45,924
Cash cost per lb. Cu	1.00	0.88	0.96	0.82

Collahuasi	31	26	51	48
Delivery expense	6	4	9	7
Realization costs	12	10	21	19
Other operating costs	(3)	—	(2)	(1)

Cash costs	46	39	79	73
Production — Copper recoverable (000s lbs.)	98,110	95,785	180,740	199,342
Cash cost per lb. Cu	0.45	0.39	0.43	0.36

Lomas Bayas	14	15	30	30
Other operating costs	3	—	3	—

Cash costs	17	15	33	30
Production — Copper recoverable (000s lbs.)	32,880	32,649	67,554	64,775
Cash cost per lb. Cu	0.52	0.46	0.49	0.46

Net Debt to Net Debt Plus Equity

($ millions)	June 30, 2004	December 31, 2003
Long-term debt (including current portion) (a)	1,415	1,427

Cash and cash equivalents	(427)	(298)

Net debt (b)	988	1,129

Shareholders' equity (c)	2,242	1,938

Net debt plus equity (d) = (b + c)	3,230	3,067

Net debt to net debt plus equity (b/d)	31%	37%

Total debt to total debt plus equity (a/a+c)	39%	42%

Outlook

Nickel

        Nickel market fundamentals remain robust against a backdrop of synchronized economic growth in China, U.S., Europe and Japan. Despite continued high levels of scrap supply and destocking by traders and consumers in response to high nickel prices, we continue to project a market deficit of 25,000 tonnes in 2004, mainly due to constrained short-term supply, strong demand from Chinese stainless steel expansions and limited major greenfield nickel projects on the horizon. At current low inventory levels at this stage of the business cycle, we expect volatility of nickel prices to continue.

Copper

        China is expected to remain a driver of global copper demand for the foreseeable future with its ongoing investments in infrastructure and domestic demand for electronic products and motor vehicles. Japanese and U.S. markets are also contributing to strong demand conditions. Despite the increase in refined production in 2004 and further capacity additions in 2005, market deficits and high copper prices are forecast for the next two years.

Additional Information

Outstanding Shares

As at June 30,	2004	2003
Common shares	179,675,690	177,116,132
Preferred Shares Series 1	89,835	89,835
Preferred Shares Series 2	4,787,283	7,910,165
Preferred Shares Series 3	3,122,882	—

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

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